LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

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www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2010	bazoff@luselaw.com

October 26, 2016

Michael Clampitt, Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0303

Re:	HV Bancorp, Inc.
Registration No. 333-213537
Registration Statement on Form S-1

Dear Mr. Clampitt:

On behalf of HV Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s letter dated October 5, 2016, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing. In addition, a Recent Developments section has been added to the Amended S-1.

General

1.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: Neither the Company nor its selling agent intends to present any written communications in reliance on Section 5(d) of the Securities Act of 1933 in connection with the offering.

Prospectus Cover Page

2.    You disclose that you will resolicit subscribers if you extend the offering beyond the extension date or set a new offering range. We note similar disclosure on pages 4, 10, 11, 117, 119 and 125. Please explain and to the extent necessary revise your disclosure to describe how you will notify your subscribers.

Michael Clampitt, Senior Counsel

October 26, 2016

Response: Subscribers will be notified by mail sent to the address the subscriber provides on the stock order form they have submitted. Pages 4, 10, 11, 124 and 132 have been revised, as requested.

3.    Please revise footnote (2) to estimate your offering’s net proceeds per share under all four scenarios presented assuming that all shares of your common stock are sold in the syndicated community offering. Refer to Item 501(b)(3) of Regulation S-K.

Response: Footnote 2 on the cover page has been revised, as requested.

How We Intend to Use the Proceeds From the Offering, page 36

4.    We note footnote (2) assumes all shares will be sold in the subscription and community offerings. Whereas on the prospectus cover page, the same net proceeds amounts are presented, but that presentation assumes that all shares are sold in the subscription offering. Please reconcile these disclosures. In this regard, we further note your disclosure on page 124 that Sandler O’Neill will receive different fees for sales sold in these offerings.

Response: Footnote 2 on page 42 has been revised to assume that all shares will be sold in the subscription offering.

Business of Huntingdon Valley Bank

Market Area, page 63

5.    We note your disclosure on page 65 that more than three quarters of your loan portfolio is secured by real estate located in your market area. Please disclose quantitative information about your local economy, such as the unemployment, foreclosure, and or population growth rates. Make corresponding revisions to your third risk factor on page 15 and your prospectus summary, as necessary.

Response: The disclosure on page 69 has been expanded as requested with cross references added in the risk factor on page 15 and in the prospectus summary on page 1.

Michael Clampitt, Senior Counsel

October 26, 2016

Notes to Financial Statements for the Years Ended June 30, 2016 and 2015

Note 12 – Fair Value of Financial Instruments, page F-41

6.    We note your line item titled “Price Risk for Loans Held for Sale (LHS)” which is a Level 2 financial asset and/or liability as of June 30, 2016 and 2015. Please tell us and revise your disclosures to explain in further detail what this asset/liability represents. To the extent this line item represents the mandatory sales commitments for LHS, please revise your titles on pages F-44 and F-45 to clarify that fact.

Response: The line items on Pages F-43 to F-44 and F-46 to F-47 have been revised to say mandatory sales commitments for LHS.

Loans Held for Sale at Fair Value, page F-48

7.    We note on December 31, 2014 that management elected to adopt the fair value option in accordance with ASC 825-10-25 and record loans held for sale at fair value. Please revise your financial statements to include the disclosures required by ASC 825-10-50-30(b) and (c).

Response: The financial statements on pages F-16, F-42 and F-48 have been revised to include the necessary disclosures required by ASC 825-10-50-30(b) and (c).

Note 15 – Recent Accounting Pronouncements

New Accounting Standards, page F-53

8.    We note your disclosures regarding the new Accounting Standard Updates for Leases and Financial Instruments – Credit Losses. Please revise your disclosures to disclose the date on which adoption is required for non-emerging growth companies, and the date on which you plan to adopt the recently issued accounting standards, assuming you still remain an emerging growth company at that date. Please refer to question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions document available on our website: https://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

Response: The disclosures on pages F-54-55 have been revised, as requested.

Exhibit Index

9.    Please file dated opinions for Exhibits 8.1 and 8.2 before any request for effectiveness.

Response: Dated opinions for Exhibits 8.1 and 8.2 are filed as part of the Amended S-1.

Michael Clampitt, Senior Counsel

October 26, 2016

Exhibit 8.1

10.    Please direct counsel to delete its assumption in the first paragraph on page 2 that Plan of Conversion adopted by the Bank on July 20, 2016 “has been duly and validly authorized and has been approved and adopted by the board of trustees of the Bank at a meeting duly called and held.” In this regard we note your disclosure on page 110 that the board of trustees has approved the plan of conversion. Please also direct counsel to delete the first sentence of the last paragraph on page 6 as investors are entitled to rely on the opinion expressed. Please refer to Sections III.C.3 and III.D.1 of Staff Legal Bulletin No. 19 for guidance.

Response: The tax opinion has been revised, as requested.

Exhibit 23.3

11.    Please direct BDO USA, LLP to consent to the quotation and summarization of its state tax opinion attached as Exhibit 8.2. Please refer to Securities Act Rule 436 and Item 601(b)(23) of Regulation S-K.

Response: BDO USA, LLP has revised its consent as requested in Exhibit 23.3 to the Amended S-1.

*    *    *    *    *

We believe the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2010 or Eric Luse at (202) 274-2002.

Very truly yours,

/s/ Benjamin Azoff

Benjamin Azoff

cc:	Christopher Dunham, Esq.
Yolanda R. Trotter, CPA
Stephanie L. Sullivan, CPA
Travis J. Thompson, President and Chief Executive Officer
Eric Luse, Esq.